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                                   Exhibit 16



Office of the Chief Accountant
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549


May 22, 2002


Dear Sirs/Madam:


We have read the paragraphs of Item 4 included in the Form 8-K dated May 22, 2002 of International Lottery & Totalizator Systems, Inc. to be filed with the Securities and Exchange Commission and are in agreement with the statements contained therein. With respect to paragraph (a)(2) of Item 4, we have no direct knowledge of the Company's process to replace us with new accountants and cannot comment on that information.

Very truly yours,

/s/ ARTHUR ANDERSEN LLP

ARTHUR ANDERSEN LLP

cc: Mr. M. Mark Michalko, President, International Lottery & Totalizator
    Systems, Inc.